ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344
February 11, 2009

U.S. Securities and Exchange Commission	BY EDGAR
100 F Street, N.E. Washington, DC 20549

Attention:	Mr. H. Christopher Owings Assistant Director

Re:	ValueVision Media, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 29, 2008
Forms 10-Q for Quarters Ended May 3, August 2 and November 1, 2008
Filed June 12, September 11 and December 11, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed May 21, 2008
File No. 000-20243

Ladies and Gentlemen:
          On behalf of ValueVision Media, Inc. (the “Company”), I submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’s letter to Keith R. Stewart dated January 30, 2009.
          We hereby advise you that due to timing constraints on our internal finance and legal personnel caused in part by the recent end to our fiscal year and the need of these departments to prepare our fiscal year end financial statements, we will not be in a position to submit a response on February 13, 2009. We respectfully request an extension until Friday, February 27, 2009 to review and address the matters in your correspondence.
In connection with this correspondence being filed on EDGAR, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.
          If Staff has any questions on any of the information set forth herein, please telephone me at (952) 943-6117. My fax number is (952) 943-6111.

Sincerely,
/s/ Nathan E. Fagre
Nathan E. Fagre
Senior Vice President and General Counsel

cc:	Robert W. Errett, Staff Attorney, Securities and Exchange Commission
Keith R. Stewart, Chief Executive Officer, ValueVision Media, Inc.
Frank Elsenbast, Senior Vice President and Chief Financial Officer,
ValueVision Media, Inc.
Peter J. Ekberg, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP